October 5, 2016

VIA EDGAR

Mr. Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Acceleration Request
National CineMedia, LLC
Registration Statement on Form S-4 (Registration No. 333-213944)

Dear Mr. Spirgel:

In accordance with Rule 461 under the Securities Act of 1933, as amended, National CineMedia, LLC respectfully requests that you take such action as may be necessary to cause the referenced Registration Statement on Form S-4 to become effective at 9:00 a.m., Eastern Time, on October 11, 2016, or as soon thereafter as practicable.

Please contact the undersigned at (303) 792-3600 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely,

National CineMedia, LLC

By:	/s/ Ralph E. Hardy
Name:	Ralph E. Hardy
Title:	EVP and General Counsel